
August 17, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 3, 2022**
> **File No. 333-264372**

Dear Mr. La Rosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Form S-1 filed August 3, 2022

Cover Page

1. Please ensure that the amount reflected in exhibit 107, the filing fee exhibit, corresponds to the amounts reflected on the cover page. For example, we note your disclosure that you are registering "1,046,525 shares of common stock held by 127 selling stockholders." However, your filing fee exhibit indicates that you are registering 885,065 shares and 20,000 shares underlying the warrants for sale by selling stockholders. Additionally, it appears that you are registering shares underlying convertible notes for sale by selling shareholders. Please advise how this is reflected in the filing fee exhibit.

Use of Proceeds, page 35

2. We note your discussion of your intended uses of proceeds on a percentage basis do not agree to your similar disclosure on page 8. Please revise this discrepancy.

3. We note your reference to the repayment of debt. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please disclose the dollar amount, the interest rate and the maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 38

4. Please provide us with a calculation of your numerator and your denominator for your calculation of dilution.

5. Please tell us why you have excluded the shares to be issued to the CEO, COO and CSO upon the closing of the offering from your per share dilution calculation. Refer to Item 506 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Balance Sheet As of March 31, 2022, page 57

6. We note that the Pro forma due to related party balance of approximately $15,347 is significantly less than the sum of the related party debt disclosed in your Related Party Transactions footnote as of March 31, 2022, plus the related party debt disclosed in the Subsequent Events footnote, less the repayment of $656,268 of promissory notes issued to Joseph La Rosa as disclosed in footnote h to the Pro Forma Balance Sheet. Please reconcile this apparent discrepancy or revise.

La Rosa Holdings Corp. and Subsidiaries Unaudited Interim Financial Statements
Note 3 - Related Party Transactions, page F-38

7. We note that the related party debt disclosed in this footnote does not agree to the related party debt on your balance sheet as of March 31, 2022. Please revise to correct this discrepancy.

Joseph La Rosa
La Rosa Holdings Corp.
August 17, 2022
Page 3

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.